EXHIBIT TO ITEM 77C


At a Special Meeting of Shareholders of AMG GW&K U.S. Small Cap Growth Fund (the "Fund"), a series of AMG Funds IV (the "Company") held on June 3, 2016, as adjourned to June 30, 2016, shareholders of the Fund voted to approve a new (1) subadvisory agreement between AMG Funds LLC (formerly Aston Asset Management, LLC) and GW&K Investment Management, LLC ("GW&K") with respect to the Fund and to amend certain of the Fund's "fundamental" investment restrictions with respect to
(a) borrowing and issuing senior securities and (b) lending.

The results of the voting are as follows:

Proposal 1: Approval of a new subadvisory agreement between the Investment Manager and GW&K Investment Management, LLC with respect to the Fund.

For                 Against            Abstain
7,403,087           337,189           623,847


Proposal 2a: Amend the fundamental investment restrictions of the Fund with respect to borrowing and issuing senior securities.

For                    Against             Abstain
7,318,324             386,317              659,483



Proposal 2b: Amend the fundamental investment restrictions of the Fund with respect to lending.

For                 Against            Abstain
7,304,852           439,491             619,780